    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 2004


                                              SECURITIES ACT FILE NO. 333-103330
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM N-14

                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

[ ]             Pre-Effective Amendment No.
[X]             Post-Effective Amendment No. 1

                        (Check appropriate box or boxes)
                             ---------------------
                          VAN KAMPEN SENIOR LOAN FUND
        (Exact Name of Registrant as Specified in Declaration of Trust)

      1 PARKVIEW PLAZA, PO BOX 5555, OAKBROOK TERRACE, ILLINOIS 60181-5555
                    (Address of Principal Executive Offices)
                        TELEPHONE NUMBER: (630) 684-6000
                        (Area Code and Telephone Number)

                              A. THOMAS SMITH III
                     MANAGING DIRECTOR AND GENERAL COUNSEL
                          VAN KAMPEN INVESTMENTS INC.
                          1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 762-5260
                    (Name and Address of Agent for Service)
                             ---------------------
                                   COPIES TO:

                             WAYNE W. WHALEN, ESQ.
                            CHARLES B. TAYLOR, ESQ.

                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700
                             ---------------------
     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after this registration statement becomes effective.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED*            PROPOSED*
                                          AMOUNT OF             MAXIMUM             AMOUNT OF
                                         SHARES BEING        OFFERING PRICE     AGGREGATE OFFERING      REGISTRATION
TITLE OF SECURITIES BEING REGISTERED      REGISTERED            PER UNIT              PRICE                FEE**
------------------------------------------------------------------------------------------------------------------------
Common Shares of Beneficial
  Interest -- Class C Shares              34,477,545             $7.71             $265,821,870          $21,504.99
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

 * Estimated solely for the purpose of calculating the filing fee.

** Previously paid.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 hereby incorporates by reference in their entirety the Proxy Statement/Prospectus and the Statement of Additional Information from the Registrant's filing made on April 10, 2003 and no changes to such documents are made hereby. The purpose of this filing is to add exhibits to the Registration Statement.

                                     PART C
                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION

     The Declaration of Trust of Van Kampen Senior Loan Fund (the "Fund" or the "Trust") contains provisions limiting the liability of and indemnifying Trustees and officers of the Fund under certain circumstances. Section 5.3 of the Fund's Declaration of Trust, a copy of which is filed as an exhibit hereto, provides for indemnification as set forth below:

     Section 5.3 Mandatory Indemnification.

          (a) Subject to the exceptions and limitations contained in paragraph
     (b) below:

             (i) every person who is or has been a Trustee or officer of the Trust shall be indemnified by the Trust to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

             (ii) the words, "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

          (b) No indemnification shall be provided hereunder to a Trustee or officer:

             (i) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

             (ii) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust;

             (iii) in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) or
        (b)(ii) resulting in a payment by a Trustee or officer, unless there has been either a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that he did not engage in such conduct:

                (A) by vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

                (B) by written opinion of independent legal counsel.

          (c) The rights of indemnification herein provided by be insured against by policies maintained by the Trust, shall be severable, shall not effect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a Person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators, and assigns of such Person. Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contract or otherwise under law.

          (d) Expenses of preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph
     (a) of this Section 5.3 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 5.3, provided that either

             (i) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

             (ii) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

        As used in this Section 5.3, a "Disinterested Trustee" is one (i) who is not an "Interested Person" of the Trust (including anyone who has been exempted from being an "Interested Person" by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or had been pending."

The provisions set forth above apply insofar as they are consistent with Section 17(h) of the Investment Company Act of 1940, which prohibits indemnification of any Trustee or officer of the Fund against any liability to the Fund or its shareholders to which such Trustee or officer otherwise would by subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to Trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS


  1.1  Amended and Restated Declaration of Trust dated September 19,
       1989(1)
  1.2  Certificate of Amendment to the Declaration of Trust dated
       October 11, 1995(1)
  1.3  Certificate of Amendment to the Declaration of Trust dated July
       16, 1998(9)
  1.4  Certificate of Amendment to the Declaration of Trust dated June
       12, 2003(8)
  2.   By-Laws(1)
  3.   Not applicable
  4.   Form of Agreement and Plan of Reorganization between Van Kampen
       Prime Rate Income Trust and Van Kampen Senior Floating Rate
       Fund(7)
  5.1  Specimen Certificate of Class B Shares of the Registrant(6)
  5.2  Specimen Certificate of Class C Shares of the Registrant(6)
  6.   Investment Advisory Agreement(2)
  7.1  Offering Agreement(2)
  7.2  Form of Dealer Agreement(9)
  8.1  Form of Trustee Deferred Compensation Plan(6)
  8.2  Form of Trustee Retirement Plan(6)

  9.1  Custodian Agreement(2)
  9.2  Amendment to Custodian Agreement(6)
 10.1  Form of Multi-Class Plan(6)
 10.2  Form of Service Plan(6)
 11.   Opinion and Consent of Counsel(7)
 12. Opinion and Consent of Counsel supporting tax matters and consequences+
 13.1  Transfer Agency and Service Agreement(2)
 13.2  Administration Agreement(2)
 13.3  Amended and Restated Legal Services Agreement(4)
 13.4  Revolving Credit and Security Agreement dated November 17,
       2003(9)
 14.   Consent of Independent Auditors(7)
 15.   Not applicable
 16.   Power of Attorney(5)
 17.   Not applicable


---------------
(1) Incorporated herein by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-14499 and 811-5845, filed on October 21, 1996.

(2) Incorporated herein by reference to Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, File Nos. 333-14499 and 811-5845, filed on November 13, 1997.

(3) Incorporated herein by reference to the Fund's Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on April 8, 1999.

(4) Incorporated herein by reference to Post-Effective Amendment No. 6 to the Fund's Registration on Form N-2, File Nos. 333-75911 and 811-5845, filed on November 27, 2002.

(5) Incorporated herein by reference to the Fund's Registration Statement on Form N-14, File No. 333-103330, filed on February 19, 2003.

(6) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-14, File No. 333-103330, filed on March 11, 2003.

(7) Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-14, File No. 333-103330, filed on April 10, 2003.

(8) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, File No. 333-104959, filed on June 12, 2003.


(9) Incorporated herein by reference to Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, File No. 333-104959, filed on November 26, 2003.


  + Filed herewith.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the 1933 Act (17 CFR 230.145(c)), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (b) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (c) The undersigned registrant agrees to file, by post-effective amendment to the registration statement, an opinion of counsel supporting the tax consequences of the proposed reorganization as soon as practicable after the closing of the reorganization.

                                   SIGNATURES


     As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 21st day of January, 2004.


                                          VAN KAMPEN SENIOR LOAN FUND
                                          By:    /s/ A. THOMAS SMITH III
                                            ------------------------------------
                                                    A. Thomas Smith III
                                                Vice President and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on January 21, 2004 by the following persons in the capacities indicated.



                SIGNATURES                                            TITLE
                ----------                                            -----
          /s/ MITCHELL M. MERIN*                      President and Chief Executive Officer
-------------------------------------------               (Principal Executive Officer)
             Mitchell M. Merin




           /s/ JOHN L. SULLIVAN*              Vice President, Chief Financial Officer and Treasurer
-------------------------------------------       (Principal Financial and Accounting Officer)
             John L. Sullivan




            /s/ DAVID C. ARCH*                                       Trustee
-------------------------------------------
               David C. Arch




             /s/ ROD DAMMEYER*                                       Trustee
-------------------------------------------
               Rod Dammeyer




            /s/ HOWARD J KERR*                                       Trustee
-------------------------------------------
               Howard J Kerr




        /s/ RICHARD F. POWERS, III*                                  Trustee
-------------------------------------------
          Richard F. Powers, III




         /s/ HUGO F. SONNENSCHEIN*                                   Trustee
-------------------------------------------
           Hugo F. Sonnenschein




           /s/ WAYNE W. WHALEN*                                      Trustee
-------------------------------------------
              Wayne W. Whalen



---------------
* Signed by A. Thomas Smith III pursuant to a Power of Attorney, previously filed.




          /s/ A. THOMAS SMITH III                               January 21, 2004
-------------------------------------------
             Attorney-in-Fact

                       SCHEDULE OF EXHIBITS TO FORM N-14
                          VAN KAMPEN SENIOR LOAN FUND


EXHIBIT
-------
   12.    Opinion and Consent of Counsel supporting tax matters and
          consequences